Exhibit 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30, 2013
	2008	2009	2010	2011	2012
Earnings:
Net income	$16,874,193	$33,680,631	$37,982,720	$11,313,124	$8,593,429	$12,031,159
Add:
Fixed Charges	26,869,721	27,373,757	23,787,960	39,043,851	52,034,714	32,460,308

Earnings (A)	$43,743,914	$61,054,388	$61,770,680	$50,356,975	$60,628,143	$44,491,467

Fixed charges:
Interest expensed and capitalized	$26,333,101	$26,823,430	$22,779,901	$36,582,887	$48,906,645	$30,219,574
Amortized premiums discounts and capitalized expenses related to indebtedness	536,620	550,327	1,008,059	2,460,964	3,128,069	2,240,734

Fixed charges (B)	$26,869,721	$27,373,757	$23,787,960	$39,043,851	$52,034,714	$32,460,308

Ratio of earnings to fixed charges ((A) divided by (B)):	1.63x	2.23x	2.60x	1.29x	1.17x	1.37x